UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-37381

XYLO TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

10 HaNechoshet Street, Tel-Aviv 6971072, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

EXPLANATORY NOTE

Xylo Technologies Ltd. (the “Company”), hereby announces that L.I.A Pure Capital Ltd. (“Pure Capital”), which currently holds 8.87% of the Company’s issued and outstanding share capital (per a Schedule 13D filed by Pure Capital with the Securities and Exchange Commission (the “SEC”) on February 18, 2025), after conducting discussions with the Company, has filed an amendment to its request in the Tel Aviv District Court (Economic Division) (the “Court”) to convene a special general meeting of the Company’s shareholders (the “Amended Request”), to approve an arrangement between the Company and its shareholders in accordance with Section 350 of the Israeli Companies Law, 5799-1999 (the “Arrangement”).

The Amended Request increases Pure Capital’s proposal for the acquisition of the remaining 91.13% of the Company’s issued and outstanding share capital to an updated purchase price of $0.13125 per ordinary share of the Company (or $5.25 per American Depositary Share (“ADS”)) as opposed to the previous proposed purchase price of $0.0925 per ordinary share of the Company (or $3.70 per ADS). The Amended Request further clarifies, subject to shareholder approval of the Arrangement, that (i) Pure Capital commits to purchase restricted share units granted to the Company’s employees, officers and directors that are subject to acceleration upon a change of control; and (ii) the Company will purchase customary run-off insurance as of the date the Arrangement becomes effective.

The Court has given the Company until March 12, 2025, to submit a response to the Amended Request.

Forward Looking Statement

This Report of Foreign Private Issuer contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Report of Foreign Private Issuer on Form 6-K. For example, the Company cannot guarantee the Court will approve the Amended Request, that if the Court approves the Amended Request that it will receive shareholder approval and that if the Arrangement receives shareholder approval that it will be approved by the Court.

The forward-looking statements contained or implied in this Report of Foreign Private Issuer on Form 6-K are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYLO TECHNOLOGIES LTD.

Date: March 4, 2025	By:	/s/ Tali Dinar
Tali Dinar
Chief Financial Officer

2